ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated December 19, 2006 to the Contract Prospectus and the Contract Prospectus Summary, each dated April 28, 2006, as supplemented

The following information updates the "Agreement with the Company" section of the Contract Prospectus and Contract Prospectus Summary and replaces the prior supplement dated December 5, 2006.

The agreement between ING Life Insurance and Annuity Company (the Company) and NYSUT Member Benefits Trust described in this section, and the Company's payments to NYSUT Member Benefits Trust in connection with that agreement, will terminate as of the agreement's scheduled termination date of December 31, 2006. NYSUT Member Benefits Trust intends to conduct a Request for Proposal during the first half of 2007 in order to identify retirement plan providers to endorse for the consideration of NYSUT members. The Company intends to review the criteria in the Request for Proposal in anticipation of participating in the Request for Proposal process.

No action is necessary for either plan sponsors or participants as a result of the termination of the endorsement agreement. Your 403(b) account offered by the Company through your school district remains in effect and will continue to accept contributions.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

X.75962-06G December 2006
C06-1205-003R (12/06)